Exhibit 99.1

Yandex Announces Second Quarter 2021 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, July 28, 2021 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2021

Q2 2021 Financial and Operational Highlights 1,2

In RUB millions		Three months ended June 30,
		2020	2021	Change
	Total Revenues	47,915	81,402	70%
Total Group on a	Online Ad Revenues	26,906	39,586	47%
like-for-like basis	Online Ad Revenues Ex-TAC	22,546	33,355	48%
including	Total Adjusted EBITDA	6,628	5,780	-13%
Yandex.Market	Total Adjusted EBITDA margin, %	13.8%	7.1%	-6.7 pp
in 2020	Net loss	(5,172)	(4,664)	-10%
	Adjusted Net Income	755	1,012	34%
	Share of Russian search market, %	59.6%	59.7%	0.1 pp
	Search share on Android, %	57.5%	59.5%	2.0 pp
Search and Portal	Revenues	25,554	39,419	54%
	Revenues Ex-TAC	20,909	32,358	55%
	Adjusted EBITDA	10,991	18,226	66%
	Adjusted EBITDA margin, %	43.0%	46.2%	3.2 pp
	Revenues	13,131	28,120	114%
	Rides YoY growth in the Ride-hailing service (excl. Logistics), %	-7%	104%	n/m
	GMV[3] of Ride-hailing (excl. Logistics)	51,713	134,909	161%
Taxi (MLU)	GMV of FoodTech	9,985	17,421	74%
	Total MLU Adjusted EBITDA (incl. Ride-hailing, FoodTech, Drive and Logistics)	51	1,568	n/m
	Ride-hailing Adjusted EBITDA margin (as % of GMV)	3.6%	3.5%	-0.1 pp
	Total E-Commerce GMV[4]	13,764	35,139	155%
Yandex.Market	Yandex.Market marketplace GMV	10,947	26,692	144%
	Yandex.Market Adjusted EBITDA	(1,844)	(9,918)	n/m
Media Services	Yandex Plus subscribers, MM	4.0	9.0	128%
Zen	Zen DAU, MM	16.8	19.2	14%
	Share of video as % of time spent on Zen	14%	28%	14 pp

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 72.3723 to $1.00, the official exchange rate quoted as of June 30, 2021 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, financial results on a like-for-like basis including Yandex.Market in the prior year period. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV is value of delivered (and settled by customers) orders recognized on the date of delivery at their final prices, including VAT.

(4) E-Commerce GMV is defined as the value of all merchandise sold through our Yandex.Market marketplace and Yandex.Lavka as well as the value of grocery products sold through Yandex.Eats (delivered and paid for) to customers including VAT.

Financial outlook

Based on recent performance, we currently expect our total group revenues to be between RUB 330 and 340 billion for the full year 2021.

We are increasing our Search & Portal ruble-based revenue outlook to mid-twenties growth (from high-teens previously) for the full year 2021 compared with 2020. We continue to expect Adjusted EBITDA margin in Search & Portal to be stable for the full year 2021 compared with 2020.

We expect our total E-Commerce GMV (includes GMV of Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) to increase up to 3x for the full year 2021 compared with 2020. We also expect our ride-hailing GMV (excluding Logistics) to demonstrate around 60% growth for the full year 2021 compared to 2020.

Our outlook reflects our current view, based on the trends that we have seen in the first seven months of the year, and may change subject to developments in market conditions, including the economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2020 and 2021, which includes the results of Yandex.Market from July 24, 2020 (the date of consolidation):

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	41,407	81,402	97%	88,410	154,538	75%
Ex-TAC revenues	37,252	75,171	102%	78,896	142,906	81%
Income/(loss) from operations	116	(4,723)	n/m	5,305	(4,990)	n/m
Adjusted EBITDA	8,471	5,780	-32%	20,596	16,801	-18%
Net (loss)/income	(3,744)	(4,664)	25%	1,684	(7,884)	n/m
Adjusted net income	1,901	1,012	-47%	7,031	4,020	-43%

The table below provides a summary of our key financial results including Yandex.Market on a like-for-like basis (including Yandex.Market for the full periods in 2020) for the three and six months ended June 30, 2020 and 2021:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	47,915	81,402	70%	100,344	154,538	54%
Ex-TAC revenues	43,555	75,171	73%	90,437	142,906	58%
Loss from operations	(2,599)	(4,723)	82%	(486)	(4,990)	n/m
Adjusted EBITDA	6,628	5,780	-13%	16,561	16,801	1%
Net loss	(5,172)	(4,664)	-10%	(1,284)	(7,884)	n/m
Adjusted net income	755	1,012	34%	4,611	4,020	-13%

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of June 30, 2021:

●	RUB 208.2 billion ($2,876.6 million) on a consolidated basis
●	Of which RUB 20.9 billion ($288.5 million) is related to Taxi segment

Consolidated revenues breakdown

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Online advertising revenues	24,760	39,586	60%	54,869	75,582	38%
Revenues related to Taxi segment, excluding sales of goods	10,782	21,448	99%	24,024	42,181	76%
Revenues related to sales of goods	2,886	13,413	365%	4,075	24,281	n/m
Other revenues	2,979	6,955	133%	5,442	12,494	130%
Total revenues	41,407	81,402	97%	88,410	154,538	75%

Online advertising revenues grew 60% in Q2 2021 compared with Q2 2020 and generated 49% of total revenues. Online advertising revenues in Q2 2021 on a like-for-like basis (including revenues of Yandex.Market in the 2020 period) grew 47% YoY, excluding TAC they grew 48%. The growth was primarily driven by the low base effect of last year related to the pandemic-driven decline in our online advertising revenues, strong performance in Search and Zen advertising revenues as well as Listings and strong trends in display and video advertising in Yandex Ad Network, partly offset by a decrease in Yandex.Market CPC revenues. On a 2-year stack basis online advertising revenues grew by 14%, excluding TAC by 16%.

Revenues related to the Taxi segment, excluding sales of goods, grew 99% in Q2 2021 compared with Q2 2020 and accounted for 26% of total revenues, at a similar level as in Q2 2020. On a 2-year stack basis revenues related to the Taxi segment, excluding sales of goods grew by 44%. Revenues related to the Taxi segment include revenues from our Ride-hailing, Logistics, Yandex.Eats and Yandex.Drive businesses, but exclude revenues related to sales of goods from Yandex.Lavka. The increase of revenues related to the Taxi segment was attributed to the recovery of our Ride-hailing and Drive businesses driven by the acceleration of both rides and GMV growth (supported, among others, by the low base effect as the negative impact of the COVID pandemic on our ride-hailing operations peaked in Q2 2020) as well as the strong performance of the Logistics business.

Revenues related to sales of goods grew 365% in Q2 2021 compared with Q2 2020 and accounted for 16% of total revenues. Revenues related to sales of goods include revenues from Yandex.Market 1P sales, revenues from Yandex.Lavka, where we use a first-party (1P) business model and act as a direct retailer, and from our Devices business. This growth principally reflects the consolidation of Yandex.Market. On a like-for-like basis (including Yandex.Market in both Q2 2021 and Q2 2020) revenues related to sales of goods grew by 95% year on year mainly due to Yandex.Market 1P revenue growth, and to a lesser extent the strong performance of Yandex.Lavka and Devices businesses.

Other revenues grew 133% in Q2 2021 compared with Q2 2020 and amounted to 9% of total revenues. Other revenues include revenues from Media Services subscriptions, marketplace 3P fees and commissions, Yandex.Cloud, Education, and other services. On a like-for-like basis (including Yandex.Market’s commissions and other marketplace revenues in both Q2 2021 and Q2 2020) other revenues grew 108% year-on-year. This growth was primarily driven by subscription revenues of Media Services and expansion of our Cloud businesses, which was partially offset by the decline in Yandex.Market commission revenue on the back of the lower blended take-rates.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q2 2021 our headcount increased by 1,859 full-time employees. The total number of full-time employees was 14,850 as of June 30, 2021, up by 14% compared with March 31, 2021, and up 45% from June 30, 2020, which is primarily driven by gradually accelerating pace of hiring, as well as the consolidation of Yandex.Market. On a like-for-like basis the growth of headcount was 28% YoY, which was primarily driven by accelerated pace of hiring in E-commerce (including Yandex.Market, Lavka and Yandex.Eats) as well as by the fast growth of Cloud, Media Services, Logistics and other businesses.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
TAC	4,155	6,231	50%	9,514	11,632	22%
Total TAC as a % of total revenues	10.0%	7.7%		10.8%	7.5%
Costs related to Taxi segment, excluding sales of goods	5,648	11,842	110%	12,399	22,043	78%
Costs related to Taxi segment, excluding sales of goods as a % of revenues	13.6%	14.5%		14.0%	14.3%
Cost of devices and other goods sold[5]	2,402	12,398	416%	3,365	22,334	n/m
Cost of devices and other goods sold as a % of revenues	5.8%	15.2%		3.8%	14.5%
Other cost of revenues	3,707	11,303	205%	6,869	19,806	188%
Other cost of revenues as a % of revenues	9.0%	13.9%		7.8%	12.8%
Total cost of revenues	15,912	41,774	163%	32,147	75,816	136%
Total cost of revenues as a % of revenues	38.4%	51.3%		36.4%	49.1%

(5) Including sales of 1P products on Yandex.Market marketplace.

TAC grew 50% in Q2 2021 compared with Q2 2020 and represented 7.7% of total revenues, down 238 basis points compared with Q2 2020. The year-on-year dynamic of TAC as a share of revenue was primarily driven by a decrease of the share of advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

Costs related to the Taxi segment, excluding sales of goods increased 110% compared with Q2 2020. The growth was mainly a result of the increase in our corporate Taxi offering, delivery costs attributed to Yandex.Lavka, Logistics and Yandex.Eats and leasing costs attributed to Yandex.Drive, our car-sharing business. We are the principal in transactions with our Taxi corporate clients; therefore, we recognize both revenues and cost of revenues on a gross basis. B2B revenue amounted to 23% of ride-hailing revenues in Q2 2021 (up from 21% in Q1 2021) and grew 94% compared to Q2 2020.

Costs related to devices and other goods sold increased 416% compared with Q2 2020, which was mainly due to the consolidation of Yandex.Market. On a like-for-like basis (including cost of revenues related to Yandex.Market in both Q2 2021 and Q2 2020) costs related to devices and other goods sold increased 100% on the back of increased 1P sales of Yandex.Market as well as strong growth of Yandex.Lavka and our Devices business.

Other cost of revenues in Q2 2021 increased 205% compared with Q2 2020, primarily driven by the consolidation of Yandex.Market. Other costs of revenues include сosts of Yandex.Market sales, excluding sales of goods, Media Services subscriptions, Zen content and other services. On a like-for-like basis (including cost of revenues related to Yandex.Market in both Q2 2021 and Q2 2020) other costs of revenues were up 75%, principally reflecting increased Yandex.Market sales, excluding sales of goods, as well as increased investments in content within Media Services and Zen.

Operating Expenses

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Product development	8,970	11,234	25%	16,898	22,243	32%
As a % of revenues	21.7%	13.8%		19.1%	14.3%
Sales, general and administrative	12,357	27,476	122%	25,998	50,571	95%
As a % of revenues	29.8%	33.8%		29.4%	32.7%
Depreciation and amortization	4,052	5,641	39%	8,062	10,898	35%
As a % of revenues	9.8%	6.9%		9.1%	7.1%
Total operating expenses	25,379	44,351	75%	50,958	83,712	64%

As a % of revenues	61.3%	54.5%	57.6%	54.2%

Total operating expenses increased 75% in Q2 2021 compared with Q2 2020. On a like-for-like basis (including Yandex.Market in both Q2 2021 and Q2 2020) total operating expenses increased 58% in Q2 2021 mainly due to an increase in advertising and marketing activities, which supported revenue growth of Search and Portal, Taxi, Media Services and GMV growth acceleration of Yandex.Market. Q2 2021 dynamics was also affected by the low operating costs base in Q2 2020 due to COVID-related cost optimization measures that were undertaken in Q2 2020.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
SBC expense included in cost of revenues	138	126	-9%	214	250	17%
SBC expense included in product development	2,598	2,592	0%	4,280	6,034	41%
SBC expense included in SG&A	1,473	2,144	46%	2,466	4,382	78%
Total SBC expense	4,209	4,862	16%	6,960	10,666	53%
As a % of revenues	10.2%	6.0%		7.9%	6.9%

Total SBC expense increased 16% in Q2 2021 compared with Q2 2020. The growth primarily reflects new equity-based grants made in 2020-2021 as well as the increased share price of Yandex N.V. and material appreciation of the U.S. dollar against the ruble, largely offset by the high base effect (related to the replacement of cash bonuses by equity compensation for some senior employees in Q2 2020, in the course of the Company’s COVID-19 related cost optimization initiatives).

Income/(loss) from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Income/(loss) from operations	116	(4,723)	n/m	5,305	(4,990)	n/m

Loss from operations amounted to RUB 4.7 billion in Q2 2021 compared to income from operations of RUB 0.1 billion in Q2 2020. Including Yandex.Market in both periods, loss from operations in Q2 2020 was RUB 2.6 billion. The decrease reflects the changes in segment mix amid the continuing investments in our rapidly growing new businesses (primarily Yandex.Market, FoodTech and Media Services).

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 59.7% in Q2 2021, broadly in line with 59.6% in Q2 2020 and down slightly from 60.0% in Q1 2021 (primarily reflecting a seasonal normalization of the desktop market share), according to Yandex.Radar
●	Search share on Android in Russia was 59.5% in Q2 2021, up from 57.5% in Q2 2020 and 59.3% in Q1 2021, according to Yandex.Radar
●	Mobile search traffic was 63.3% of our total search traffic in Q2 2021. Mobile revenues represented 56.7% of our search revenues in Q2 2021
●	Search queries in Russia decreased 5% in Q2 2021 on year-on-year basis driven by the high base in Q2 2020 when the start of the pandemic led to a material acceleration of search queries growth

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	25,554	39,419	54%	56,090	74,564	33%
Revenues Ex-TAC	20,909	32,358	55%	45,522	61,174	34%
Adjusted EBITDA	10,991	18,226	66%	25,733	35,185	37%
Adjusted EBITDA margin	43.0%	46.2%	3.2 pp	45.9%	47.2%	1.3 pp

Revenues increased by 54% and Revenues Ex-TAC increased by 55% year-on-year in Q2 2021, primarily driven by the low base effect of Q2 2020 related to the COVID-driven decline in economic activity and advertising demand. On a two-year stack basis the revenues increased by 16% reflecting the solid performance of the core search business on the back of the improved search share, mobile monetization and supported by our investments in advertising technology.

Adjusted EBITDA margin came to 46.2% in Q2 2021 compared with 43.0% in Q2 2020. The year-on-year improvement dynamic was primarily driven by the positive operating leverage effect on the back of the recovering revenue growth and improvement in TAC.

Taxi

The Taxi segment includes our mobility businesses, which consists of the Ride-hailing business (including Yandex.Taxi in Russia and 16 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, and Yandex.Drive, our car-sharing business; Yandex.Delivery (Logistics), our shipping and logistics service provider; and FoodTech businesses (including Yandex.Eats, our ready-to-eat and grocery delivery service; and Yandex.Lavka, our hyperlocal convenience store delivery service).

Key operational trends:

●	Number of rides in the Ride-hailing service, excluding logistics deliveries, increased 104% compared with Q2 2020
●	GMV in the Ride-hailing service, excluding logistics deliveries, reached RUB 134.9 billion as of the end of Q2 2021, up 161% from the end of Q2 2020
●	GMV of Yandex.Eats business reached RUB 11.1 billion as of the end of Q2 2021, up 53% from the end of Q2 2020
●	GMV of Yandex.Lavka service reached RUB 6.3 billion as of the end of Q2 2021, up 132% from the end of Q2 2020. The number of our own dark stores in Yandex.Lavka service reached 362 stores as of the end of June 2021

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
GMV:
Mobility	52,557	138,580	164%	136,728	257,982	89%
Ride-hailing	51,713	134,909	161%	132,721	251,315	89%
Drive	844	3,671	335%	4,007	6,667	66%
Yandex.Delivery (Logistics)[6]	1,706	5,834	242%	2,096	10,283	391%
FoodTech	9,985	17,421	74%	14,710	32,448	121%
Total GMV	64,248	161,835	152%	153,534	300,713	96%
Revenues:
Mobility	8,475	18,526	119%	20,718	36,580	77%
Ride-hailing	7,789	15,445	98%	17,429	31,026	78%
Drive	686	3,081	349%	3,289	5,554	69%
Yandex.Delivery (Logistics)	720	2,318	222%	805	4,303	n/m
FoodTech	4,203	8,105	93%	5,895	15,190	158%
Eliminations	(267)	(829)	210%	(266)	(1,390)	n/m
Total revenues	13,131	28,120	114%	27,152	54,683	101%
Adjusted EBITDA:
Mobility	925	4,901	n/m	1,875	10,742	n/m

Ride-hailing	1,872	4,706	151%	3,815	10,439	174%
Drive	(947)	195	n/m	(1,940)	303	n/m
Yandex.Delivery (Logistics)	(116)	(279)	141%	(185)	(501)	171%
FoodTech	(758)	(3,054)	303%	(1,760)	(4,931)	180%
Total Adjusted EBITDA	51	1,568	n/m	(70)	5,310	n/m
Adjusted EBITDA margin as % of GMV:
Mobility	1.8%	3.5%	1.7 pp	1.4%	4.2%	2.8 pp
Ride-hailing	3.6%	3.5%	-0.1 pp	2.9%	4.2%	1.3 pp
Drive	-112.2%	5.3%	117.5 pp	-48.4%	4.5%	52.9 pp
Yandex.Delivery (Logistics)	-6.8%	-4.8%	2.0 pp	-8.8%	-4.9%	3.9 pp
FoodTech	-7.6%	-17.5%	-9.9 pp	-12.0%	-15.2%	-3.2 pp
Total Adjusted EBITDA as % of GMV	0.1%	1.0%	0.9 pp	0.0%	1.8%	1.8 pp

(6) Delivery (Logistics) GMV is defined as total transaction amounts, paid by individual users and B2B clients for a last-mile delivery service, including VAT and excluding any adjustment for consumer discounts and refunds, Partner (Driver / Courier) earnings and Partner incentives.

Taxi segment revenues increased by 114%, primarily driven by the solid performance of our Ride-hailing (including our corporate Taxi business) and Yandex.Lavka businesses, as well as the growth of car-sharing and Logistics. Ride-hailing and Drive revenue increased by 98% and 349% respectively due to an increase in a number of rides on the back of the low base effect of Q2 2020 as well as recovering consumer demand. FoodTech revenue delivered solid 93% year-on-year growth despite high base effect in Q2 2020 on the back of the increasing penetration of food delivery services as well as the improving market position of our services. On a 2-year stack revenue in Ride-Hailing, Drive and FoodTech increased by 39%, 33% and 223% respectively.

Eliminations related to the Taxi segment represent the eliminations of intercompany revenues between different businesses within Taxi Group. The increase of 210% in Q2 2021 compared with Q2 2020 was mainly attributed to a higher volume of FoodTech orders fulfilled by our Yandex.Delivery (Logistics) vertical.

Adjusted EBITDA of Taxi was RUB 1,568 million in Q2 2021, up from RUB 51 million in Q2 2020. The increase of adjusted EBITDA was primarily driven by the significant improvement of our Ride-hailing Adjusted EBITDA and Yandex.Drive (which has delivered positive Adjusted EBITDA for four consecutive quarters), partially offset by the investments into the rapidly growing Yandex.Lavka and Yandex.Eats (grocery delivery from retail chains in particular) businesses as well as our Logistics services.

Yandex.Market

The Yandex.Market segment includes our marketplace, price comparison service, and several small experiments.

Key operational trends:

●	The GMV of Yandex.Market marketplace increased by 144% year-on-year in Q2 2021
●	Total E-Commerce GMV (Yandex.Market marketplace, our e-grocery business Yandex.Lavka and grocery-originated GMV of Yandex.Eats) increased by 155% year-on-year in Q2 2021
●	The share of GMV sold by third-party sellers on our Yandex.Market marketplace reached 70% in Q2 2021 compared to 56% in Q2 2020
●	Marketplace’s assortment reached 16.8 million SKUs as of the end of Q2 2021 compared to 3.8 million SKUs as of the end of Q1 2021 and 1 million SKUs as of the end of Q2 2020
●	The number of active buyers on Yandex.Market marketplace increased by 78% year-on-year and reached 7.1 million as of the end of Q2 2021

The table below presents the financial results of the Yandex.Market segment on a like-for-like basis for the full three and six months periods ended June 30, 2020 and 2021.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020 *	2021	Change	2020 *	2021	Change
GMV of Yandex.Market	10,947	26,692	144%	18,775	44,360	136%
Revenues:	7,189	8,828	23%	13,262	16,172	22%
Revenues from sale of goods (1P)	3,998	6,675	67%	7,483	11,503	54%
Commission and other marketplace revenues (3P)	1,097	957	-13%	1,668	1,641	-2%
CPC revenues[7]	2,094	1,196	-43%	4,111	3,028	-26%
Adjusted EBITDA:	(1,844)	(9,918)	n/m	(4,037)	(16,406)	306%
Adjusted EBITDA margin:	-25.7%	-112.3%	-86.6 pp	-30.4%	-101.4%	-71.0 pp

* Financial results of Yandex.Market for the six and three months ended June 30, 2020 were not included in Yandex’s consolidated financial results on a consolidated basis, but portion of the results were recognized in line «Loss from equity method investments» due to accounting for the equity stake in Yandex.Market.

(7) CPC revenues are defined as revenues from price comparison services priced on a CPC (cost-per-click) basis and recognized only when a user clicks on product offerings placed by merchants on Yandex.Market. Whereas marketplace revenues (from sales of goods (1P) and commission and other marketplace revenues (3P)) are priced on cost per action model.

The GMV of Yandex.Market marketplace accelerated to 144% year-on-year in Q2 2021 compared with 126% in Q1 2021 despite high growth recorded in the Q2 2020. The acceleration was driven by the combination of factors, including audience growth, significant expansion in assortment and logistics infrastructure, swift transition of merchants from CPC to CPA (powered by dropship by seller “DBS” model), as well as support from the integration with our Yandex Plus program.

Yandex.Market total revenues grew 23% in Q2 2021 compared with Q2 2020. The slower-than-GMV revenue growth is explained by the changes in marketplace revenue mix (increase in the share of 3P GMV to 70% in Q2 2021 compared with 56% in Q2 2020), the decrease of the merchants commission as well as the decline in the price comparison revenue (by 43% year-on-year on the back of the conversion of merchants from CPC to our 3P marketplace model). Revenues from sale of goods (1P) grew 67% and were influenced by overall business growth and partly offset by a decrease in 1P as a share of GMV. Commission and other marketplace revenues (3P) decreased by 13% driven by the decrease of the merchants commissions and 3P blended take-rates (on the back of the expansion of the DBS model) partially offset by the overall growth of 3P GMV.

Adjusted EBITDA loss of Yandex.Market business was RUB 9.9 billion in Q2 2021, compared to a loss of RUB 1.8 billion in Q2 2020, primarily as a result of investments in the expansion of our operations, including our assortment, fulfillment and delivery infrastructure, reduction of marketplace commissions as well as additional distribution and marketing support following the marketplace rebranding in Q4 2020.

Media Services

The Media Services segment includes our subscription service Yandex Plus, Yandex.Music, KinoPoisk, Yandex.Afisha and our production center Yandex.Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 9 million as of the end of Q2 2021, up 128% from the end of Q2 2020

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	1,700	4,094	141%	3,133	7,580	142%
Adjusted EBITDA	(857)	(1,732)	102%	(1,567)	(2,989)	91%
Adjusted EBITDA margin	-50.4%	-42.3%	8.1 pp	-50.0%	-39.4%	10.6 pp

Media Services revenues grew 141% in Q2 2021 compared with Q2 2020. The increase was primarily driven by the growth of Yandex Plus subscription revenues as well as by B2B revenues, which includes growth of advertising revenues on the back of overall recovery in advertising expenditures and licensing revenues due to increased activities in licensing sales of KinoPoisk Originals and sublicensing of exclusives. Increasing adjusted EBITDA losses reflect our investments in content and marketing to support the growth of our business.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	886	1,995	125%	2,374	3,778	59%
Adjusted EBITDA	80	728	n/m	(24)	1,113	n/m
Adjusted EBITDA margin	9.0%	36.5%	27.5 pp	-1.0%	29.5%	30.5 pp

Classifieds revenues increased by 125% in Q2 2021 compared with Q2 2020, due to a low base effect in Q2 2020 and was driven mainly by the recovering revenue from auto dealers’ listings. Auto finance and insurance service revenue has grown more than 7x as compared to Q2 2020 due to the product development. On a 2-year stack basis Classifieds revenues grew by 24%. The Adjusted EBITDA margin has improved to 36.5% in Q2 2021 from 9.0% in Q2 2020 primarily driven by acceleration of Auto.ru revenue growth and consequent operating leverage improvement.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, and Yandex.Uslugi (“Services”), as well as several other experiments.

Key operational trends:

●	Zen's daily average users was 19.2 million in June 2021, up 14% from June 2020
●	Share of video as percentage of time spent on Zen is around 28% as of the end of June 2021 compared to 14% in the end of June 2020

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	2,037	4,898	140%	3,782	9,628	155%
Adjusted EBITDA	(1,870)	(3,169)	69%	(3,634)	(5,579)	54%
Adjusted EBITDA margin	-91.8%	-64.7%	27.1 pp	-96.1%	-57.9%	38.2 pp

Other Business Units and Initiatives revenues increased 140% in Q2 2021 compared with Q2 2020. The increase was primarily driven by the fast growth in Devices (revenue increased 196% year-on-year to RUB 1.6 billion in Q2 2021 on the back of the strong demand for our stations), Zen and Cloud.

Adjusted EBITDA loss amounted to RUB 3.2 billion, up from a loss of RUB 1.9 billion in Q2 2020, primarily driven by the increased investments in Yandex.Uslugi, Yandex SDG (where adjusted EBITDA loss was RUB 1 billion in Q2 2021) and other initiatives. The Adjusted EBITDA loss of Devices business came to RUB 222 million in Q2 2021 compared to RUB 172 million in Q2 2020, primarily driven by significant increase in sales, marketing activities and R&D expenses partly offset by improved profitability as a result of the growing economy of scale.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, logistics service, devices intercompany sales and others.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues:
Segment revenues	43,308	87,354	102%	92,531	166,405	80%
Eliminations	(1,901)	(5,952)	213%	(4,121)	(11,867)	188%
Total revenues	41,407	81,402	97%	88,410	154,538	75%
Adjusted EBITDA:
Segment adjusted EBITDA	8,395	5,703	-32%	20,438	16,634	-19%
Eliminations	76	77	1%	158	167	6%
Total adjusted EBITDA	8,471	5,780	-32%	20,596	16,801	-18%

Eliminations related to our revenues increased 213% in Q2 2021 compared with Q2 2020. On a like-for-like basis (including Yandex.Market in both Q2 2021 and Q2 2020), eliminations related to our revenues increased 130% in Q2 2021. The increase was mainly attributed to higher intercompany TAC related to fast growing Zen business, intercompany revenue in Search & Portal (related to brand royalties, data centers rent paid by business units as well as cross-service advertising and marketing activities) as well as the intercompany eliminations related to Yandex Plus program (advertising and marketing support in Taxi and Media Services).

Adjusted EBITDA decreased 32% in Q2 2021 compared with Q2 2020. On a like-for-like basis (including Yandex.Market in both Q2 2021 and Q2 2020), adjusted EBITDA decreased 13%. The decline was mainly driven by investments in E-commerce (including Yandex.Market, Lavka and Yandex.Eats), Other Business Units and Initiatives and Media Services, which were partly offset by Search and Portal, Ride-hailing and Classifieds revenue growth and EBITDA margin improvement compared to Q2 2020.

Interest income in Q2 2021 was RUB 1,180 million, compared with RUB 971 million in Q2 2020, reflecting an increase in cash on deposits in Q2 2021 compared with Q2 2020.

Interest expense in Q2 2021 was RUB 861 million, up from RUB 678 million in Q2 2020, reflecting interest on the convertible bonds issued in February 2020.

Foreign exchange loss in Q2 2021 was RUB 555 million, compared with a foreign exchange loss of RUB 1,296 million in Q2 2020. This loss reflects the appreciation of the Russian ruble during Q2 2021.

Income tax expense for Q2 2021 was RUB 485 million, down from RUB 1,966 million in Q2 2020 mainly due to change in deferred tax asset valuation allowances. If we remove the effects of deferred tax asset valuation allowances, SBC expense, tax on dividends and tax provisions recognized, our effective tax rate for Q2 2021 was 23.9%, compared with 26.5% for Q2 2020 as adjusted for certain losses from equity-method investments, which are non-deductible, and similar effects in that period. The decrease in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of certain of our subsidiaries.

Net loss was RUB 4.7 billion ($64.4 million) in Q2 2021, compared with net loss of RUB 3.7 billion in Q2 2020. Net loss in Q2 2021 was driven by the consolidation of Yandex.Market, as well as significant investments in FoodTech and Media Services compared with Q2 2020.

Adjusted net income in Q2 2021 was RUB 1.0 billion ($14.0 million), a 47% decrease from Q2 2020, primarily driven by the consolidation of Yandex.Market, as well as significant investments in FoodTech, Media Services and Other Business Units and Initiatives, which were partly offset by revenue growth and adjusted EBITDA margin improvement in Search and Portal, Ride-hailing and Classifieds compared to Q2 2020.

Adjusted net income margin was 1.2% in Q2 2021, compared with 4.6% in Q2 2020.

As of June 30, 2021, Yandex had cash, cash equivalents and term deposits of RUB 208.2 billion ($2,876.6 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 20.9 billion ($288.5 million).

Net cash flow used in operating activities for Q2 2021 was RUB 4.9 billion ($67.3 million) and capital expenditures were RUB 13.7 billion ($189.1 million).

Redeemable noncontrolling interests presented in our unaudited condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Classifieds segment, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of June 30, 2021 was 357,380,344, including 321,681,669 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 1,058,810 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.0 million shares, at a weighted average exercise price of $44.17 per share, 1.7 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.72, all of which were fully vested; restricted share units (RSUs) covering 15.7 million shares, of which RSUs to acquire 5.2 million shares were fully vested; performance share units (PSUs) for 0.4 million shares and synthetic options for 2.1 million, 0.3 million of which were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Impact of the COVID-19 Pandemic

In Q2 2021 we have seen a continuing strengthening of the Russian economy as well as gradual recovery of consumer demand across our key markets. From a lower base of Q2 2020 as a result of the pandemic, we have seen improved financial performance in our key businesses, including online advertising and ride-hailing. We expect the trends to normalize in the following quarters as the low base effect fades. The businesses that saw an acceleration of demand during the pandemic continued to demonstrate solid growth trends on the back of fewer COVID-19 restrictions, including our FoodTech businesses, Yandex.Market marketplace and Media Services. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia. With regards to our financial position as of the end of June 30, 2021, our analysis of the effect from COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 28, 2021 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 929 477 0324

UK/International: +44 (0) 330 336 9434

Russia: 8 10 800 2867 5011

Passcode: 1800526

A live and archived webcast of this conference call will be available at

https://www.webcast-eqs.com/yandex20210728

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has more than 30 offices worldwide, has been listed on the NASDAQ since 2011 and on the MOEX since 2014.

More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 1, 2021 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of July 28, 2021, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income margin, financial results on a like-for-like basis including Yandex.Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net (loss)/income plus (1) depreciation and amortization, (2) SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring expenses, (6) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (7) loss from equity method investments, less (1) interest income and (2) other income, net
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted net income means U.S. GAAP net (loss)/income plus (1) SBC expense adjusted for the income tax attributable to the SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring expenses adjusted for the related reduction in income tax, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, (5) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains)
●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Financial results on a like-for-like basis including Yandex.Market means revenues, ex-TAC revenues, income from operations, adjusted EBITDA and net income of the combined results of operations as if the acquisition of Yandex.Market completed as of January 1, 2020. These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex.Market to reflect amortization associated with intangibles acquired and related income tax results

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	June 30,	June 30,
	2020*	2021	2021
	RUB	RUB	$
ASSETS
Cash and cash equivalents	132,398	87,867	1,214.1
Term deposits	105,787	120,318	1,662.5
Investments in marketable equity securities	-	5,503	76.0
Accounts receivable, net	25,440	28,014	387.1
Prepaid expenses	6,727	11,216	154.9
Inventory	4,810	6,765	93.5
Funds receivable, net	2,289	2,200	30.4
Other current assets	12,950	21,276	294.0
Total current assets	290,401	283,159	3,912.5
Property and equipment, net	61,772	74,985	1,036.1
Operating lease right-of-use assets	20,800	32,593	450.4
Intangible assets, net	21,842	22,677	313.3
Non-current content assets, net	7,464	10,175	140.6
Goodwill	104,275	116,571	1,610.7
Long-term prepaid expenses	1,391	2,498	34.7
Investments in non-marketable equity securities	1,135	1,248	17.2
Deferred tax assets	1,639	6,343	87.6
Other non-current assets	4,893	7,203	99.5
Total non-current assets	225,211	274,293	3,790.1
TOTAL ASSETS	515,612	557,452	7,702.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	43,634	65,851	909.9
Income and non-income taxes payable	12,573	13,135	181.5
Deferred revenue	6,645	6,883	95.1
Total current liabilities	62,852	85,869	1,186.5
Convertible debt	83,277	82,593	1,141.2
Deferred tax liabilities	3,705	4,750	65.6
Operating lease liabilities	12,830	22,086	305.2
Other accrued liabilities	4,846	12,119	167.5
Total non-current liabilities	104,658	121,548	1,679.5
Total liabilities	167,510	207,417	2,866.0
Redeemable noncontrolling interests	3,167	1,783	24.6
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 322,740,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 321,681,669, Class B: 35,708,674 and 35,698,674, and Class C: nil)	278	280	3.9
Treasury shares at cost (Class A: 1,928,621 and 1,058,810, Priority share: nil and nil, respectively)	(6)	(5)	(0.1)
Additional paid-in capital	160,857	173,080	2,391.5
Accumulated other comprehensive income	17,923	16,332	225.7
Retained earnings	145,789	139,330	1,925.2
Total equity attributable to Yandex N.V.	324,841	329,017	4,546.2
Noncontrolling interests	20,094	19,235	265.8
Total shareholders’ equity	344,935	348,252	4,812.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,612	557,452	7,702.6

*  Derived from audited consolidated financial statements and revised in the first quarter of 2021 due to immaterial discrepancies

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2020	2021	2021
	RUB	RUB	$

Revenues	41,407	81,402	1,124.8
Operating costs and expenses:
Cost of revenues(1)	15,912	41,774	577.2
Product development(1)	8,970	11,234	155.2
Sales, general and administrative(1)	12,357	27,476	379.7
Depreciation and amortization	4,052	5,641	77.9
Total operating costs and expenses	41,291	86,125	1,190.0
Income/(loss) from operations	116	(4,723)	(65.2)
Interest income	971	1,180	16.3
Interest expense	(678)	(861)	(11.9)
Loss from equity method investments	(977)	(5)	(0.1)
Other (loss)/income, net	(1,210)	230	3.2
Net loss before income taxes	(1,778)	(4,179)	(57.7)
Income tax expense	1,966	485	6.7
Net loss	(3,744)	(4,664)	(64.4)
Net loss attributable to noncontrolling interests	347	785	10.8
Net loss attributable to Yandex N.V.	(3,397)	(3,879)	(53.6)
Net loss per Class A and Class B share:
Basic	(10.36)	(10.88)	(0.15)
Diluted	(10.36)	(10.88)	(0.15)
Weighted average number of Class A and Class B shares outstanding
Basic	328,039,776	356,616,989	356,616,989
Diluted	328,039,776	356,616,989	356,616,989

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	138	126	1.7
Product development	2,598	2,592	35.8
Sales, general and administrative	1,473	2,144	29.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2020	2021	2021
	RUB	RUB	$

Revenues	88,410	154,538	2,135.3
Operating costs and expenses:
Cost of revenues(1)	32,147	75,816	1,047.6
Product development(1)	16,898	22,243	307.3
Sales, general and administrative(1)	25,998	50,571	698.8
Depreciation and amortization	8,062	10,898	150.6
Total operating costs and expenses	83,105	159,528	2,204.3
Income/(loss) from operations	5,305	(4,990)	(69.0)
Interest income	1,699	2,357	32.6
Interest expense	(903)	(1,654)	(22.9)
Loss from equity method investments	(2,083)	(6)	(0.1)
Other income, net	3,322	689	9.6
Net income/(loss) before income taxes	7,340	(3,604)	(49.8)
Income tax expense	5,656	4,280	59.1
Net income/(loss)	1,684	(7,884)	(108.9)
Net loss attributable to noncontrolling interests	713	1,028	14.2
Net income/(loss) attributable to Yandex N.V.	2,397	(6,856)	(94.7)
Net income/(loss) per Class A and Class B share:
Basic	7.28	(19.26)	(0.27)
Diluted	7.11	(19.26)	(0.27)
Weighted average number of Class A and Class B shares outstanding
Basic	329,069,513	356,017,710	356,017,710
Diluted	335,854,248	356,017,710	356,017,710

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	214	250	3.5
Product development	4,280	6,034	83.4
Sales, general and administrative	2,466	4,382	60.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	(3,744)	(4,664)	(64.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3,336	4,239	58.5
Amortization of intangible assets	716	1,402	19.4
Amortization of content assets	961	1,682	23.2
Operating lease right-of-use assets amortization and the lease liability accretion	1,504	2,631	36.4
Amortization of debt discount and issuance costs	493	519	7.2
Share-based compensation expense	4,209	4,862	67.2
Deferred income tax expense/(benefit)	1,140	(3,662)	(50.6)
Foreign exchange losses	1,296	555	7.7
Loss from equity method investments	977	5	0.1
Other	39	231	3.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	526	(910)	(12.6)
Prepaid expenses and other assets	(2,550)	(8,236)	(113.9)
Inventory	(946)	(382)	(5.3)
Accounts payable and accrued liabilities	(6,791)	(1,034)	(14.3)
Deferred revenue	136	462	6.4
Content assets	(1,517)	(2,888)	(39.9)
Content liabilities	85	315	4.4
Net cash used in operating activities	(130)	(4,873)	(67.3)
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(10,276)	(13,685)	(189.1)
Proceeds from sale of property and equipment	29	11	0.2
Acquisitions of businesses, net of cash acquired	(95)	(46)	(0.6)
Investments in non-marketable equity securities	-	(155)	(2.1)
Proceeds from sale of equity securities	-	2,578	35.6
Investments in marketable securities	-	(1,422)	(19.6)
Investments in term deposits	(60,247)	(56,941)	(786.8)
Maturities of term deposits	66,287	70,437	973.2
Loans granted	-	(474)	(6.5)
Proceeds from repayments of loans	16	577	7.9
Net cash (used in)/from investing activities	(4,286)	880	12.2
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	34	244	3.4
Repurchases of share options	(642)	-	-
Proceeds from issuance of ordinary shares	72,650	-	-
Ordinary shares issuance costs	(4)	-	-
Repurchases of ordinary shares	(1,719)	-	-
Repayments of overdraft borrowings	-	(397)	(5.5)
Payment for finance leases	(26)	(128)	(1.8)
Other financing activities	(33)	(61)	(0.9)
Purchase of redeemable noncontrolling interests	(47)	(32)	(0.4)
Net cash provided by/(used in) financing activities	70,213	(374)	(5.2)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(6,651)	(644)	(9.0)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	59,146	(5,011)	(69.3)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	125,189	92,925	1,284.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	184,335	87,914	1,214.7

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	125,142	92,878	1,283.3
Restricted cash and cash equivalents, beginning of period	47	47	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	125,189	92,925	1,284.0

Cash and cash equivalents, end of period	184,292	87,867	1,214.1
Restricted cash and cash equivalents, end of period	43	47	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	184,335	87,914	1,214.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	1,684	(7,884)	(108.9)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	6,669	8,015	110.8
Amortization of intangible assets	1,393	2,883	39.8
Amortization of content assets	1,548	3,072	42.4
Operating lease right-of-use assets amortization and the lease liability accretion	4,146	5,030	69.5
Amortization of debt discount and issuance costs	637	1,036	14.3
Share-based compensation expense	6,960	10,666	147.4
Deferred income tax expense/(benefit)	692	(4,065)	(56.2)
Foreign exchange (gains)/losses	(3,154)	291	4.0
Loss from equity method investments	2,083	6	0.1
Other	132	180	2.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	1,553	(2,476)	(34.2)
Prepaid expenses and other assets	(3,241)	(13,306)	(183.8)
Inventory	(963)	(1,988)	(27.5)
Accounts payable and accrued liabilities	(9,520)	5,907	81.6
Deferred revenue	176	287	4.0
Content assets	(2,603)	(7,547)	(104.3)
Content liabilities	(628)	3,581	49.5
Net cash from operating activities	7,564	3,688	51.0
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(12,681)	(17,244)	(238.3)
Proceeds from sale of property and equipment	38	34	0.5
Acquisitions of businesses, net of cash acquired	(95)	(7,274)	(100.5)
Investments in non-marketable equity securities	(15)	(265)	(3.7)
Proceeds from sale of equity securities	-	2,735	37.8
Investments in marketable securities	-	(9,869)	(136.4)
Investments in term deposits	(121,992)	(187,251)	(2,587.3)
Maturities of term deposits	93,586	170,608	2,357.4
Loans granted	-	(560)	(7.7)
Proceeds from repayments of loans	16	577	7.9
Net cash used in investing activities	(41,143)	(48,509)	(670.3)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	48	864	11.9
Repurchases of share options	(642)	(42)	(0.6)
Proceeds from issuance of convertible debt	82,046	-	-
Proceeds from issuance of ordinary shares	72,650	-	-
Ordinary shares issuance costs	(4)	-	-
Repurchases of ordinary shares	(10,165)	-	-
Repayments of overdraft borrowings	-	(397)	(5.5)
Payment for contingent consideration	(10)	(10)	(0.1)
Purchase of redeemable noncontrolling interests	(47)	(669)	(9.2)
Payment for finance leases	(140)	(202)	(2.8)
Other financing activities	(66)	(132)	(1.8)
Net cash provided by/(used in) financing activities	143,670	(588)	(8.1)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	17,791	877	12.0
Net change in cash, cash equivalents, and restricted cash	127,882	(44,532)	(615.4)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,830.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	184,335	87,914	1,214.7

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	56,415	132,398	1,829.4
Restricted cash and cash equivalents, beginning of period	38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,830.1

Cash and cash equivalents, end of period	184,292	87,867	1,214.1
Restricted cash and cash equivalents, end of period	43	47	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	184,335	87,914	1,214.7

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Total revenues	41,407	81,402	97%	88,410	154,538	75%
Less: traffic acquisition costs (TAC)	4,155	6,231	50%	9,514	11,632	22%
Ex-TAC revenues	37,252	75,171	102%	78,896	142,906	81%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Net (loss)/income	(3,744)	(4,664)	25%	1,684	(7,884)	n/m
Add: depreciation and amortization	4,052	5,641	39%	8,062	10,898	35%
Add: SBC expense	4,209	4,862	16%	6,960	10,666	53%
Add: compensation expense related to contingent consideration	9	-	n/m	9	227	n/m
Add: one-off restructuring expenses	85	-	n/m	260	-	n/m
Less: interest income	(971)	(1,180)	22%	(1,699)	(2,357)	39%
Add: interest expense	678	861	27%	903	1,654	83%
Add: loss from equity method investments	977	5	n/m	2,083	6	n/m
Less: other (income)/loss, net	1,210	(230)	n/m	(3,322)	(689)	-79%
Add: income tax expense	1,966	485	-75%	5,656	4,280	-24%
Adjusted EBITDA	8,471	5,780	-32%	20,596	16,801	-18%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Net (loss)/income	(3,744)	(4,664)	25%	1,684	(7,884)	n/m
Add: SBC expense	4,209	4,862	16%	6,960	10,666	53%
Less: income tax attributable to SBC expense	(32)	-	n/m	(48)	-	n/m
Add: compensation expense related to contingent consideration	9	-	n/m	9	227	n/m
Add: foreign exchange loss/(gain)	1,296	555	-57%	(3,154)	291	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(271)	(130)	-52%	883	(57)	n/m
Add: one-off restructuring expenses	85	-	n/m	260	-	n/m
Less: income tax attributable to one-off restructuring expenses	(21)	-	n/m	(41)	-	n/m
Add: amortization of debt discount	493	519	5%	637	1,036	63%
Less: reduction in income tax attributable to amortization of debt discount	(123)	(130)	6%	(159)	(259)	63%
Adjusted net income	1,901	1,012	-47%	7,031	4,020	-43%

Reconciliation of Adjusted EBITDA Margin U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)
Three months ended June 30, 2021	(4,664)	-5.7%	10,444	5,780	7.1%
Six months ended June 30, 2021	(7,884)	-5.1%	24,685	16,801	10.9%

(1)	Net loss margin is defined as net loss divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring expenses, accrual of expense related to contingent consideration, interest income, interest expense, loss from equity method investments, other income, net and income tax expense. For a reconciliation of adjusted EBITDA to net loss, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

Reconciliation of Adjusted Net Income Margin to U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)
Three months ended June 30, 2021	(4,664)	-5.7%	5,676	1,012	1.2%
Six months ended June 30, 2021	(7,884)	-5.1%	11,904	4,020	2.6%

(1)	Net loss margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax attributable to SBC expense), accrual of expense related to contingent consideration, foreign exchange losses/(gains) as adjusted for the reduction/(increase) in income tax attributable to the losses/(gains), one-off restructuring expenses and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net loss, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.

Reconciliation of financial results on a like-for-like basis including Yandex.Market to U.S. GAAP financial results

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2020	2021	Change	2020	2021	Change
Revenues	41,407	81,402	97%	88,410	154,538	75%
Add: revenues of Yandex.Market, net of intercompany eliminations	6,508	-	n/m	11,934	-	n/m
Revenues, including Yandex.Market	47,915	81,402	70%	100,344	154,538	54%
Ex-TAC revenues	37,252	75,171	102%	78,896	142,906	81%
Add: Ex-TAC revenues related to Yandex.Market, net of intercompany eliminations	6,303	-	n/m	11,541	-	n/m
Ex-TAC revenues, including Yandex.Market	43,555	75,171	73%	90,437	142,906	58%
Online advertising revenue	24,760	39,586	60%	54,869	75,582	38%
Add: Online advertising revenue, related to Yandex.Market	2,146	-	n/m	4,119	-	n/m
Online advertising revenue, including Yandex.Market	26,906	39,586	47%	58,988	75,582	28%
Income/(loss) from operations	116	(4,723)	n/m	5,305	(4,990)	n/m
Less: depreciation and amortization of assets identified in a business combinations	(454)	-	n/m	(554)	-	n/m
Less: loss from operations of Yandex.Market, net of intercompany eliminations	(2,261)	-	n/m	(5,237)	-	n/m
Loss from operations, including Yandex.Market	(2,599)	(4,723)	82%	(486)	(4,990)	n/m

Net (loss)/income	(3,744)	(4,664)	25%	1,684	(7,884)	n/m
Less: depreciation and amortization of assets identified in a business combinations and related income tax effect	(409)	-	n/m	(908)	-	n/m
Less: loss of Yandex.Market	(1,019)	-	n/m	(2,060)	-	n/m
Net loss, including Yandex.Market	(5,172)	(4,664)	-10%	(1,284)	(7,884)	n/m

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru